Exhibit 99.4

2010

Dear Shareholders, Congratulations on another productive year of ownership in Coastal Contacts. 2010 has been a transformational year for us as we have focused on growth and expansion, while positioning ourselves at the forefront of the online vision care industry. Our core contact lens business has continued to grow and provide a consistent stream of revenue while our eyeglasses business is set to become the online leader in this category. Our passion for serving customers with a compelling value proposition is inspiring them to return again and again. During 2010 we shipped approximately 1.6 million orders and now have more than 2.8 million customers providing a stable and growing revenue annuity in key target markets around the world. Looking forward to 2011 our focus will continue to be: • Fast delivery of great products • Industry leading customer service • Great selection at low prices For the team at Coastal, 2011 will be an extremely focused and “back to basics” year, ensuring that we are doing everything we can to achieve these three objectives while investing in the enormous eyeglasses opportunity. Continuous process improvements will help Coastal differentiate and create additional “moats” around our recurring contact lens business and rapidly growing eyeglasses business. During 2010, we made tremendous progress on the regulatory front which has allowed us to serve contact lens and eyeglasses customers in easier and less restrictive ways. The regulatory trend around the world is to provide consumers with prescription portability and more choice, which we believe makes for a more competitive and efficient marketplace. We increased the number of jurisdictions around the world in which we can fill orders overnight. Speed of delivery has always been a differentiating selling point for Coastal and is the result of our commitment to a robust logistics operation. We believe next day delivery is a key component of creating a “wow” experience for consumers and will strive to establish that standard in every market, further differentiating Coastal from our competitors. Revenues during fiscal 2010 grew to $153 million, an increase of more than 15% over 2009 excluding the effects of foreign currency exchange rate fluctuations. Coastal’s earnings profile remained consistent with the previous year, while we invested in establishing our rapidly growing eyeglasses business in a number of strategic markets. Our core contact lens business continued to grow organically in 2010, generating a predictable 71% of our repeat orders throughout the year. For Coastal, the contact lens category grew more than 7%, exclusive of exchange rate fluctuations, outpacing the contact lens industry itself. Increasing rates of eCommerce adoption around the world are to Coastal’s benefit, as we are positioned to be a market leader in all major markets for contact lenses. Our eyeglasses business continued to lead our top line growth, reaching $20 million in sales for 2010, an increase of 113% over the previous year. Marketing initiatives undertaken by Coastal during 2010 have reinforced our commitment to this category which we believe holds the potential for 100%+ annual growth rates in the coming years, combined with attractive gross margins. Our goal for 2011 is to generate shipped revenue of more than $40 million in the eyeglasses category. Social media tools are becoming increasingly productive marketing channels for Coastal and are now a key component of our online and offline marketing mix. In the four months since October, 2010 our Facebook pages made more than 150,000 new “friends”, greatly enhancing referrals and user-generated content. Through the first half of 2011 we expect to continue investing in the expansion of our eyeglasses production and market position. Once this infrastructure is in place, we plan to increase our marketing efforts to further expand our business over the long term. We believe Coastal Contacts is in a unique position as it relates to the emerging online eyeglasses category and are committed to developing a dominant brand leadership position. It is still day one in this exciting category and we look forward to reporting on our progress throughout 2011. Certain statements made in this letter are forward-looking statements. Reference is made to the Forward- Looking Statements disclaimer which is found under Management’s Discussion and Analysis on the following page. *

December 16, 2010 This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) is dated as of December 16, 2010 and should be read in conjunction with Coastal Contacts Inc.’s (the “Company”, “our”, “we”, “us” or “Coastal Contacts”) audited consolidated financial statements and notes thereto for the year ended October 31, 2010. We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and use Canadian dollars as our reporting currency. Forward-looking Statements All statements made in this management’s discussion and analysis, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements. Examples of such forward-looking statements within this document include statements relating to: our perception of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products, or the terms under which we may procure our products; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and timely ship orders, ability to achieve greater marketing efficiency or similar statements; our ability to increase production; our plans for capital expenditure plans; our relationships with suppliers, our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; the expected outcome of ongoing litigation; and our perceptions regarding volatility in and impact of foreign currency exchange rates. Forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking statements or information contained in this MD&A include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favourable manner; that we will have sufficient capital to continue making investments in advertising, inventory, equipment and personnel to support our business and new product lines, including our eyeglass business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with regulatory requirements in British Columbia, Canada, North America, Europe, Asia Pacific and other jurisdictions; that we will successfully defend any legal action brought against us; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel. The foregoing list of assumptions is not exhaustive. Persons reading this MD&A are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; our ability to implement our business strategies; competition; limited suppliers; inventory risk; disruption in our distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products we sell; competition and dependence on the internet and other risks detailed in our filings with the Canadian and Swedish securities regulatory authorities. Reference should be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 29, 2010 and our listing prospectus, dated October 14, 2009 and filed with the Swedish Regulatory Agency, both of which are available on SEDAR at www.sedar.com, for a detailed MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED OCTOBER 31, 2010 2

description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this MD&A and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law. Overview Coastal Contacts is the leading worldwide online retailer of contact lenses, eyeglasses, sunglasses and vision care accessories. We service our international customers through our distribution facilities in North America and Europe. We launched our business in the year 2000 selling contact lenses online. In 2004, after a successful start up phase, we completed an initial public offering of our common shares in Canada. From 2004 to 2008 we targeted a significant portion of our investments in various international markets and acquired several businesses in Europe and Asia as part of our strategy to establish a globally diversified business platform. We have built a diversified international base of more than 2.8 million vision corrected customers and have the largest market share of any online optical retailer in many of our markets. During the fiscal year ended October 31, 2010 sales increased 10% (15% excluding the effects of foreign exchange), when compared to the same period in 2009. We shipped a total of 1.6 million orders, a 17% increase over the same period last year. Approximately 29% of these orders were to new customers with the remaining amount representing reorders. We experienced growth in contact lens sales in most of our markets. This speaks to the continued strength of the reorder component of our business, the strength of our retail brands and the compelling value proposition we offer. We launched our online eyeglasses business in 2008 and have been pleased with our results. Eyeglasses sales in fiscal 2010 totaled $20 million, a 113% increase over the same period last year. In our North American market sales of eyeglasses in fiscal 2010 grew 139% over fiscal 2009 sales. Customers are purchasing our products at an unprecedented rate, and we are continuously adapting to address the $37 billion eyeglasses market opportunity. We invested significantly in the eyeglasses business in 2010. We increased our inventories offering more than 900 frames to consumers. Our private label frames were successful, making up a substantial portion of our orders in North America 2010. We expanded our portfolio of private label frame brands to include brands such as Derek Cardigan® and Michelle Lane®, to supplement the success we had with our other private label brands. We expanded our warehouse facilities extensively in North America, adding automated advanced manufacturing equipment, and hiring more than 102 individuals in marketing, customer service and our eyeglasses manufacturing lab. We expanded the manufacturing capacity of our lab, and expect to continue these investments into 2011 as we address the demand for eyeglasses that we are experiencing and the opportunity the eyeglasses market presents. We implemented improved information and tracking systems, and launched a new website directed solely at the eyeglasses market in the United States. We also introduced new customer acquisition techniques which have allowed us to expand sales significantly, while reducing our total advertising spending as a percentage of sales. We continue to leverage our growing database of customers to help us grow our eyeglasses sales, which provides a significant advantage over our early stage online competitors. We funded these investments through cash generated by operations, and $3.5 million in financing arrangements we established with a major financial institution. During the fiscal year 2010, we made some key management changes in our European business unit. We replaced certain key personnel in management, marketing and operations. We are satisfied with our progress to date. Shipped orders and reorders are non-GAAP measures that do not have a standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures below for further information. Orders shipped, reorders and reorder rate are non-GAAP measures that do not have a standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See Supplemental Non-GAAP Measures. * 3

Selected Annual Information

($000's except share and per share information)

Years ended October 31	2010	2009	2008
Sales	153,166	139,870	118,759
Gross profit	43,776	42,861	33,974
Adjusted EBITDA*	7,783	8,005	3,597
Restructuring charges, listing costs and management change costs	1,784	906	844
Earnings (loss) before taxes	3,049	3,997	(9)
Income tax expense (recovery)	(53)	1,250	777
Net earnings (loss)	3,102	2,747	(786)
Total assets	70,259	57,300	56,255
Total long-term financial obligations	2,508	-	-
Dividends	-	-	-
Weighted average number of common shares – basic	56,910,149	57,559,629	64,559,267
Weighted average number of common shares – diluted	58,101,504	57,869,238	64,559,267
Basic earnings (loss) per share	0.05	0.05	(0.01)
Diluted earnings (loss) per share	0.05	0.05	(0.01)

Certain prior period figures have been reclassified to conform to the current year's presentation

Quarterly Financial Information

($000's except share and per share information)

Quarter ended	Oct. 31, 2010	July 31, 2010	Apr. 30, 2010	Jan. 31, 2010	Oct. 31, 2009	July 31, 2009	Apr. 30, 2009	Jan. 31, 2009
Sales	40,485	39,455	37,318	35,908	37,716	37,511	33,301	31,342
Adjusted EBITDA*	2,017	2,315	1,773	1,678	2,828	1,967	1,387	1,823
Foreign exchange (gain) loss	(173)	(5)	293	(18)	(121)	252	(39)	(202)
Net Earnings	1,441	529	382	750	648	603	528	968
Weighted average # of shares - basic (000's)	56,816	56,982	56,962	56,902	56,902	57,057	57,975	58,318
Weighted average # of shares - diluted (000's)	57,878	57,964	58,324	58,502	57,705	57,374	57,988	58,320
Basic earnings per share	0.03	0.01	0.01	0.01	0.01	0.01	0.01	0.02
Diluted earnings per share	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.02

* *Adjusted EBITDA is a non-GAAP measure that does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures.*

** *Seasonality may impact our revenue distribution throughout the year. Our sales have historically been stronger during the spring, summer and fall months.*

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Coastal Contacts Inc.

Results of Operations and Comparison of the Quarters and Years Ended October 31, 2010 and October 31, 2009 Sales increased by $2.8 million or 7% to $40.5 million (426,123 orders shipped) in the three months ended October 31, 2010 as compared to $37.7 million (360,518 orders shipped) during the same period in 2009. Excluding the effects of foreign exchange currency fluctuations, our sales would have grown 9%. Sales increased 18% in the quarter as compared to the same period last year as a result of growth in shipped orders of eyeglasses and contacts lenses in both our North American and European markets. Eyeglasses sales in the quarter totaled $6.0 million (86,898 orders shipped) in the fourth quarter of 2010, an 88% increase over the same period last year, while our sales of contact lenses and other products totaled $34.5 million (339,225 orders). Our total average revenue per order declined in the quarter by 9%, largely as a result of the growth of our eyeglasses business as a percentage of sales, which typically experiences lower average order sizes and was affected by eyeglasses promotion activities, and decreases in retail pricing in some European markets. Relative to the prior year, our fourth quarter 2010 sales were impacted negatively by 2% as a result of foreign exchange rate fluctuations, primarily as a result of a year over year decline in the value of the US Dollar and Swedish Krona relative to the Canadian Dollar, and the Euro relative to the Swedish Krona. Sales increased by 10% in the 2010 fiscal year to $153 million (1,585,995 orders shipped) compared to $140 million (1,355,832 orders shipped) in our 2009 fiscal year. Eyeglasses sales in the year totaled $20 million a 113% increase over the same period last year. In our North American market, sales of eyeglasses grew 139% year over year for the periods referenced. Contact lens sales grew 2.2% to $133.7 million in the year. Sales increased 17% due to growth in shipped orders, but as with our quarterly sales growth, total average order size declined by 2% due to the increase in eyeglasses sales and promotions and lower retail pricing, particularly in Europe, while the foreign exchange fluctuations impacted sales negatively by 5%. During the three months ended October 31, 2010, gross profit was 29.2% of sales as compared to 31.2% of sales for the same period in 2009. During the year ended October 31, 2010, gross profit was 28.6% of sales as compared to 30.6% of sales in the year ended October 31, 2009. Gross margin was relatively unchanged in our North American business, with positive contributions from our eyeglasses business being offset by contact lens sales growth in lower margin markets. This was partly offset by gross margin declines in Europe, with the latter being negatively impacted by retail pricing declines in certain regions and unfavourable Euro to Swedish Krona foreign currency exchange rate fluctuations. Advertising investment increased to 13.0% of sales ($5.3 million) in the fourth quarter of 2010 compared to 12.4% of sales ($4.7 million) in the same period in 2009. This was partly related to the increased number of glasses promotions held in the fourth quarter of 2010 and expansion of our marketing efforts. In the 2010 fiscal year our investment in advertising decreased to 11.8% of sales ($18.1 million) compared to 12.9% of sales ($18.1 million) in the 2009 fiscal year. During the fiscal year 2010 we maintained a conservative approach to advertising expenditures in our European operation while we undertook our management transition. Additionally, we continued to use alternative promotional methods to gain customers and encourage the online adoption of the eyeglasses model, which resulted in lower advertising spending as a percentage of sales relative to our historical patterns. Selling, general and administrative (“SG&A”) expenses increased to 12.7% of sales ($5.1 million) in the fourth quarter of 2010, compared to 11.4% of sales ($4.3 million) in the same period of 2009. In fiscal 2010 the SG&A expenses also increased to 12.9% of sales ($19.7 million), as compared 12.0% of sales ($16.8 million) in fiscal 2009. SG&A grew in the periods referenced largely from increased personnel costs associated with our growing eyeglasses business. Also included in SG&A, we recorded $1.8 million in the fiscal year 2010, including $0.6 million in the fourth fiscal quarter, in expenses related to changes in the management of our European subsidiary during fiscal 2010. These relate to professional fees, severance arrangements, travel and other associated costs. We expect to continue working through these efforts into 2011. In the quarter ended October 31, 2010, we recognized foreign currency exchange gains on the translation of our monetary assets of $0.2 million, compared to gains of $0.1 million in the same period of the previous year. In the year ended October 31, 2010, we recognized foreign currency exchange losses on the translation of our monetary assets of $0.1 million, compared to gains of $0.1 million in the same period of the previous year. We do not hold any financial instruments for the purposes of hedging exposure to foreign currency fluctuations. Amortization for the quarter ended October 31, 2010 decreased by $0.6 million from the same quarter of the previous year to $0.2 million. Amortization for the year ended October 31, 2010 was $2.3 million, compared to $2.6 million in the previous fiscal year. During 2010 we ceased to amortize intangibles associated with certain Orders shipped, reorders and reorder rate are non-GAAP measures that do not have a standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See Supplemental Non-GAAP Measures. * 5 acquisitions we completed in previous years. We expect amortization from the equipment, software and tenant improvements investments we made in 2010 to increase associated amortization expense in future periods. Similarly, share based compensation expense declined by $0.2 million in the fiscal year and the fourth quarter of 2010 predominantly as a result of recorded stock option forfeitures. Adjusted EBITDA was $2.0 million in the fourth quarter of fiscal 2010, compared to $2.8 million in the same period in 2009. For the year ended October 31, 2010 adjusted EBITDA was $7.8 million, compared to $8.0 million in the previous fiscal year. During the fourth quarter of 2009, we recorded $0.9 million in one-time professional and other administrative costs associated with listing the Company’s shares on the NASDAQ OMX Stockholm exchange, for which we achieved approval by the Swedish Financial Regulatory Agency during the quarter. Statutory income tax rates, as a percentage of income in the countries in which we generate taxable income, remained constant in the fourth fiscal quarter and fiscal years ended October 31, 2010 relative to the same periods in 2009. Some of our operations generate taxable income, while in others we have cumulative tax losses that may be applied against current and future taxable earnings to reduce our tax liability on those earnings. We recorded approximately $0.3 million in tax recovery associated with the transfer of certain business assets between subsidiaries in different taxable jurisdictions. Liquidity and Capital Resources At October 31, 2010 we had cash and equivalents of $18.3 million as compared to cash and equivalents of $11.5 million at October 31, 2009. Cash outflows from operations during the fourth fiscal quarter of 2010 were $3.0 million. We generated $ 1.8 million from net earnings excluding non-cash items, and used $4.8 million from non-cash working capital. In particular, we invested $1.9 million in inventory to support our eyeglasses product offering and service levels and to acquire additional contact lens inventories at favourable prices. This compares to cash outflows from operations of $2.2 million in the same period last year, of which $1.5 million was generated from net earnings excluding non-cash items, and $3.8 million of which was used to expand non-cash working capital. Cash inflows from operations for the year ended October 31, 2010 were $7.9 million. We generated $5.8 million from net earnings excluding non-cash items, and generated $2.1 million from non-cash working capital. In particular, we invested $2.1 million in inventory to support our eyeglasses product offering and service levels. For the same period in 2009, we had cash outflows from operations of $0.6 million, $5.9 million of which was generated from net earnings excluding non-cash items and $6.5 million of which was used to expand non-cash working capital. Cash flows from changes in non-cash working capital can fluctuate from quarter to quarter in the ordinary course of business with the timing of receipts, inventory deliveries, and payments from customers and suppliers. We generated $0.4 million from investing activities in the fourth quarter of 2010 compared to using $0.3 million in the same period in 2009 as we financed additional capital assets. During fiscal 2010, we invested $4.4 million in property, equipment, intangibles and leasehold improvements in support of our eyeglasses business, and we funded the majority of these investments through $3.5 million in financing arrangements we established with a major financial institution. In the previous fiscal year, we used $0.9 million similarly in support of our eyeglasses business. During the fourth quarter and the fiscal year of 2010 we purchased approximately 1.6 million shares and 1.7 million shares, respectively, of our common stock for total cash consideration of $2.4 million and $2.5 million, respectively, under the terms of a Normal Course Issuer Bid [NCIB] that we renewed in December 2009. We paid $2.3 million in fiscal 2011 in relation to these purchases, and consequently our 2010 fiscal year end cash balances do not reflect this cash outflow. All of the shares purchased were cancelled. Similarly, we purchased and cancelled 1.4 million shares for $1.2 million in our 2009 fiscal year. As at October 31, 2010, we had readily available approximately $8.8 million of additional approved bank financing from multiple lenders. We believe that available cash, together with cash flow from operating activities and financing alternatives offered by commercial lenders, will be sufficient to support our operations beyond the end of fiscal 2011. We plan to improve our product offerings, increase our production capacity, improve service levels and consider strategic acquisitions. We expect to make further capital expenditures to support our eyeglasses business and we are currently expecting to finance the majority of these expenditures on commercially reasonable terms. We may seek additional sources of financing, including equity offerings that would be dilutive to the interests of current shareholders, for accelerated growth, acquisitions of companies or assets or other activities, and there can be no assurance that such funds will be available on satisfactory terms or at all. Failure to obtain the commercial lending described herein or other financing could delay or prevent our strategic objectives, which could adversely affect our business, financial condition and results of operations. 6

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Supplemental Non-GAAP Measures Our reorder rate is defined as the percentage of orders in the quarter shipped to customers that we estimate have ordered from us in the past. We report our results in accordance with Canadian GAAP, however, we present adjusted EBITDA as we believe that our investors may use these figures to make more informed investment decisions about us. Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP. Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable GAAP measure, net earnings, primarily because it does not include interest, income taxes, amortization, share-based compensation expense, the costs incurred in association with changes in our European management, restructuring costs, stock market listing costs and unrealized foreign exchange gains and losses. The following table provides a reconciliation of net earnings to Adjusted EBITDA: ($000’s) 2010 2009 2008 Net earnings (loss) 3,102 2,747 (786) Depreciation and amortization 2,272 2,585 2,580 Interest expense (income), net 96 (67) (547) Income tax expense – current 171 1,286 908 Income tax expense (recovery) – future (224) (36) (131) Share-based compensation 485 694 627 Foreign exchange (gain) loss 97 (110) 102 Restructuring, listing, and management change costs 1,784 906 844 Adjusted EBITDA 7,783 8,005 3,597 Critical Accounting Estimates The Company prepares its consolidated financial statements in accordance with Canadian GAAP. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an on-going basis and form the basis for making decisions regarding the carrying value of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions. We have identified the following as critical accounting estimates, which are defined as those that are reflective of significant judgments and uncertainties, are the most pervasive and important to the presentation of our financial condition and results of operations and could potentially result in materially different results under different assumptions and conditions. Revenue Recognition Revenue from product sales is recognized when the product has been shipped to the customer. At this point, the amount of sales revenue is determinable, no significant vendor obligations remain and the collection of the revenue is reasonably assured. Deferred revenue includes revenue collected in advance of the product being shipped to the customer. 8

Accounting for Long-lived Assets The ability to realize long-lived assets which are primarily comprised of customer lists and website creation costs are evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on assessment of reorder rates and various analyses, including undiscounted cash flow and profitability projections that incorporate, as applicable, the impact on the existing business. The analyses necessarily involve significant management judgment. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Accounting for Goodwill and Intangible Assets with Indefinite Lives Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is not amortized and we perform an annual impairment test of our recorded goodwill. In addition, we test our other indefinite-lived intangible assets for impairment. These impairment tests can be significantly altered by estimates of future performance, long-term discount rates used or market price valuation multiples. The analyses necessarily involve significant management judgment. These estimates will likely change over time. Goodwill and intangible assets with indefinite lives totaled $15.3 million and $15.4 million at October 31, 2010 and October 31, 2009, respectively. Allowance for Doubtful Accounts We offer credit to certain customers. These customers do not have to pay for the order until the goods are received – generally estimated to be less than 15 days. The majority of the individual receivable balances are small amounts of less than $150 and there are a large number of records. Given the composition of the receivable portfolio, using a specific balance approach for the bulk of the receivables is not feasible. Consequently, management estimates an allowance for doubtful accounts based on the aging of the receivable portfolio. The analyses necessarily involve significant judgment. These analyses can be significantly altered by estimates of the probability of future collection or changes in payment patterns of customers. The allowance for doubtful accounts was $0.8 million at October 31, 2010 and $0.9 million at October 31, 2009. Income taxes We account for income taxes using the liability method of accounting. Under the liability method, future income tax assets and liabilities are determined based on differences between the carrying amounts of balance sheet items and their corresponding tax values. The determination of the income tax provision requires management to interpret regulatory requirements and to make certain judgements. While income tax filings are subject to audits and assessments, management believes that adequate provision has been made for all income tax obligations. However, changes in the interpretations or judgements may result in an increase or decrease in our income tax provision in the future. The amount of any such increase or decrease cannot be reasonably estimated. Change in Accounting Policies Effective November 1, 2009, the Company has adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These standards have been adopted on a prospective basis with no restatement of prior period financial statements. Financial instruments disclosures: In June 2009, the CICA amended Handbook Section 3862 “Financial Instruments Disclosures”, which provide for additional disclosure requirements about fair value measurements for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities in level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in level 2 include valuations using inputs other than the quoted market prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments also expand existing liquidity disclosure requirements and require a maturity analysis for any derivatives and non-financial liabilities based on expected maturities. This amended standard is effective for fiscal years beginning after September 30, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements. 9

Common Shares As at December 16, 2010, we had 55,492,671 common shares and options to purchase 4,651,500 common shares outstanding. Related Party Transactions As at October 31, 2010, four promissory notes owing from Coastal employees were outstanding, totaling $0.2 million, of which $0.04 million represented accumulated interest. These loans are payable on demand, bear interest at a rate of 5% per annum, and the debtors are personally liable for the amounts owed. Coastal did not have any loans outstanding to its Chief Executive Officer (“CEO”), its Chief Financial Officer (“CFO”) or any of its directors as at October 31, 2010. Contractual Obligations We are committed to minimum annual payments, primarily related to the capital lease obligation and the lease costs on our premises, as follows: $000’s 2011 1,239 2012 1,366 2013 1,546 2014 2,602 2015 and thereafter 121 6,874 Operating costs on leases have been excluded. Contingent Liabilities Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position. This includes certain legal actions by former employees, the outcome of which cannot be determined at this time. No amounts have been accrued relating to these actions. Off-Balance Sheet Arrangements Coastal does not have any off-balance sheet arrangements as defined by applicable securities regulations in Canada at October 31, 2010 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition. Critical Suppliers We currently purchase significant amounts of inventory from a limited number of major suppliers. We believe that alternative suppliers are available should those suppliers refuse or be unable to provide us with products. Disclosure Controls and Procedures Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of October 31, 2010, an evaluation of the design of Coastal’s disclosure controls and procedures as defined in National Instrument 52-109 was carried out. Based on that evaluation, the CEO and CFO concluded that the design and operation of those disclosure controls and procedures were effective. 10

Internal Controls over Financial Reporting Management is responsible for certifying the design and effectiveness of the Company’s internal control over financial reporting as required by National Instrument 52-109. Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, including the CEO and CFO, carried out an evaluation of the design of our internal controls over financial reporting as at October 31, 2010. Management believes the design, based upon the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, to be effective for the nature and size of Coastal’s business, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has tested and is satisfied with effectiveness of internal controls over financial reporting. During the fourth quarter of 2010, management did not make changes to its system of internal controls that materially affect internal controls over financial reporting. Additional Information Additional information relating to the Company, including our most recently filed annual information form dated January 29, 2010, can be found on SEDAR at www.sedar.com. 11

12

AUDITORS’ REPORT TO THE SHAREHOLDERS We have audited the consolidated balance sheets of Coastal Contacts Inc. as at October 31, 2010 and 2009 and the consolidated statements of earnings and comprehensive earnings, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. Chartered Accountants Vancouver, Canada December 15, 2010 KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP 13

CONSOLIDATED BALANCE SHEETS (CAD $000's)

As at October 31	2010	2009
Assets		
Current		
Cash and cash equivalents [note 5]	$ 18,266	$ 11,532
Accounts receivable	8,866	7,965
Inventory	17,536	15,701
Prepaid expenses	3,109	1,532
Future income tax [note 17]	97	109
Related party promissory notes [note 18]	204	374
	48,078	37,213
Property, equipment and leasehold improvements [note 7]	5,558	2,813
Intangible assets [note 8]	8,908	9,517
Goodwill [note 9]	7,715	7,757
	$ 70,259	**$ 57,300**
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 27,012	$ 17,890
Income tax payable	44	615
Deferred gain on sale of equipment [note 6]	88	-
Capital lease obligation [note 6]	811	-
	27,955	18,523
Deferred gain on sale of equipment [note 6]	285	-
Capital lease obligation [note 6]	2,508	-
Long-term lease inducement	140	-
Future income tax [note 17]	3,359	3,614
	34,247	22,137
Shareholders' Equity		
Share capital [note 11]		
Authorized:		
Unlimited common shares without par value		
Unlimited Class A preferred shares without par value		
Issued and outstanding:		
55,396,171 common shares [2009 – 56,901,719]	39,176	40,248
Contributed surplus [note 12]	2,663	2,294
Accumulated other comprehensive loss [note 13]	(3,783)	(3,482)
Deficit	(2,044)	(3,897)
	36,012	35,163
	$ 70,259	**$ 57,300**

See accompanying notes to the consolidated financial statements

Commitments [note 19]   Contingency [note 20]

On behalf of the Board:

Roger V. Hardy, Director

Jeffrey R. Mason, Director

14

Coastal Contacts Inc.

Years ended October 31 2010 2009 Sales $ 153,166 $ 139,870 Cost of sales 109,390 97,009 Gross profit 43,776 42,861 Advertising 18,069 18,098 Selling, general and administration 19,708 16,758 Amortization 2,272 2,585 Share-based compensation [note 12] 485 694 Interest expense (income) 96 (67) Foreign exchange (gain) loss 97 (110) Listing costs - 906 Earnings before income taxes 3,049 3,997 Income tax expense – current [note 17] 171 1,286 Income tax expense – future [note 17] (224) (36) Net earnings 3,102 2,747 Unrealized foreign exchange losses on translation of financial statements of self-sustaining foreign operations (301) (578) Comprehensive earnings $ 2,801 $ 2,169 Basic net earnings per share $ 0.05 $ 0.05 Diluted net earnings per share $ 0.05 $ 0.05 Weighted average number of common shares outstanding [note 14] Basic 56,910,149 57,559,629 Diluted 58,101,504 57,869,238 See accompanying notes to the consolidated financial statements CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS (CAD $000’s, except share and per share amounts) 15

CONSOLIDATED STATEMENTS OF DEFICIT CAD ($000’s) Years ended October 31 2010 2009 Deficit, beginning of year $ (3,897) $ (6,476) Net earnings 3,102 2,747 Premium on purchase of common shares for cancellation [note 11] (1,249) (168) Deficit, end of year $ (2,044) $ (3,897) See accompanying notes to the consolidated financial statements 16

Years ended October 31 2010 2009 Operating Activities Net earnings $ 3,102 $ 2,747 Non-cash items affecting earnings: Amortization 2,272 2,585 Amortization of deferred lease inducement 74 (73) Share-based compensation 485 694 Future income taxes (179) (19) Changes in non-cash working capital: Accounts receivable (979) (788) Inventory (2,125) (6,149) Prepaid expenses (1,240) 311 Accounts payable and accrued liabilities 6,634 (521) Income tax payable (514) 621 Deferred gain on disposition of property and equipment 373 - Cash provided by (used in) operating activities 7,903 (592) Investing Activities Repayments from (advances to) related parties 169 (12) Acquisition of property, equipment and leasehold improvements (4,033) (721) Acquisition of intangible assets (424) (221) Disposition of property and equipment [note 6] 3,411 60 Cash used in investing activities (877) (894) Financing Activities Issuance of common shares on exercise of options 146 - Purchase of common shares for cancellation (158) (1,169) Cash used in financing activities (12) (1,169) Effect of exchange rate changes on cash and cash equivalents (280) (1,019) Increase (decrease) in cash and cash equivalents 6,734 (3,674) Cash and cash equivalents, beginning of year 11,532 15,206 Cash and equivalents, end of year $ 18,266 $ 11,532 Supplemental disclosure of cash flow information: Non-cash financing and investing activities: Assets acquired under capital lease [note 6] $ 3,499 - Income tax paid in cash $ 392 $ 1,065 Interest paid in cash $ 24 - See accompanying notes to the consolidated financial statements CONSOLIDATED STATEMENTS OF CASH FLOWS CAD ($000’s) 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2010 and 2009 NATURE OF OPERATIONS AND BASIS OF PRESENTATION Coastal Contacts Inc. (“Coastal”) is a global retailer of contact lenses, eyeglasses and related vision care products sold primarily through its internet sites. Coastal has customers in North America, Europe and the Asia Pacific region. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Coastal and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Areas where accounting judgments and estimates are significant to Coastal include allowance for doubtful accounts, estimated useful life of assets and the inventory obsolescence provision. Revenue recognition Revenue from product sales is recognized when the product has been shipped to the customer. At this point, the amount of sales revenue is determinable, no significant vendor obligations remain and the collection of the revenue is reasonably assured. A provision is made for product returns and doubtful accounts receivable. Deferred revenue includes revenue collected in advance of the product being shipped to the customer. Foreign currency translation The reporting and measurement currency of Coastal is the Canadian dollar. Assets and liabilities of its subsidiaries with functional currencies other than the Canadian dollar are translated into Canadian dollars at the rates of exchange at the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The resultant translation adjustments are reported as cumulative foreign currency translation adjustment in comprehensive earnings. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Revenues and expenses denominated in currencies other than the functional currency are translated at the date prevailing on the transaction date. Foreign currency translation gains or losses are recorded in income in the period in which they occur. Cash and cash equivalents Cash and cash equivalents consists of cash on hand, bank balances, and investments with maturities from the date of inception of three months or less. 1 2 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2010 and 2009 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) Inventory Inventory is valued at the lower of cost and net realizable value, where cost is determined on a first in, first out basis. Property, equipment and leasehold improvements Property, equipment and leasehold improvements are recorded at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets at the following rates: Computer hardware 30% declining balance Computer software 100% declining balance Customized ERP software 20% straight-line Furniture, fixtures and equipment 20% declining balance Leasehold improvements Lesser of useful life or initial lease term Intangible assets Finite life intangible assets are recorded at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets at the following rates: Customer lists 5 years straight-line Website development 5 years straight-line Trade names are considered to have an indefinite life and are not amortized. Their values are reviewed for possible impairments annually or more frequently if events or changes in circumstances indicate possible impairment, based on the profitability and cash flows of the underlying business. Goodwill Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is not amortized and is reviewed for possible impairment annually or more frequently if events or changes in circumstances indicate possible impairment, based on the profitability and cash flows of the reporting units to which the goodwill relates. Income taxes Income taxes are accounted for using the liability method of tax allocation. Under this method future income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes for a change in tax rates is generally recognized in income in the period that includes the substantive enactment. In addition, future tax assets are recognized to the extent their realization is more likely than not. 2 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2010 and 2009 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) Stock-based compensation Coastal uses the fair value method of accounting for all stock options granted, modified or settled during the period. Compensation expense is recorded based on the fair value of the award at the grant date, amortized over the vesting period. Earnings per share Coastal calculates basic earnings per share using the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when Coastal has earnings from continuing operations and when the average market price of the common shares during the period exceeds the exercise price of the options and warrants. CHANGE IN ACCOUNTING POLICIES Effective November 1, 2009, Coastal has adopted the following accounting standards issued by the CICA. These standards have been adopted on a prospective basis with no restatement of prior period financial statements. Financial instruments In June 2009, the CICA amended Handbook Section 3862 “Financial Instruments Disclosures”, which provide for additional disclosure requirements about fair value measurements for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities in level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in level 2 include valuations using inputs other than the quoted market prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments also expand existing liquidity disclosure requirements and require a maturity analysis for any derivatives and non-financial liabilities based on expected maturities. This amended standard is effective for fiscal years beginning after September 30, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements. 2 3 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2010 and 2009 FUTURE ACCOUNTING POLICIES Transition to International Financial Reporting Standards In accordance with the Canadian Institute of Chartered Accountants Accounting Standards Board (AcSB), Canadian publicly accountable enterprises will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS). This changeover to IFRS from Canadian GAAP will apply to Coastal’s financial statements for the year beginning on November 1, 2011. Coastal will undertake the appropriate measures to ensure compliance with these new standards by the prescribed adoption date. Coastal is currently assessing the implications of these standards on the consolidated financial statements. Consolidated Financial Statements In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests. These Sections replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for the accounting of non-controlling interests in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections will apply to Coastal’s financial statements beginning on November 1, 2011. Coastal is currently evaluating the implications of these new Sections on the consolidated financial statements. Business Combinations In January 2009, the CICA issued Section 1582, Business Combinations. This Section replaces Section 1581, Business Combinations. Section 1582 establishes standards for the recognition of business combination. This Section will apply to Coastal’s financial statements beginning on November 1, 2011. Coastal is currently evaluating the implications of this new Section on the consolidated financial statements. CASH AND EQUIVALENTS Coastal has the Canadian dollar equivalent of $1.1 million of cash on hand which is restricted pursuant to a letter of guarantee issued by a financial institution in favor of the Norwegian Customs and Excise Service to secure the payment of duty and value added tax collected by Coastal. 4 5 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2010 and 2009

6 CAPITAL LEASE OBLIGATION

During the year ended October 31, 2010, Coastal entered into two lease agreements to finance equipment totaling $3.5 million. One for $1.8 million with a fixed interest rate of 4.73% and 60 monthly payments and another for $1.7 million with a fixed interest rate of 4.97% and 36 monthly payments. There is a bargain purchase option to purchase the equipment under each lease for $1 when the lease term expires. As part of these transactions, the existing equipment was sold to the lessor and simultaneously leased back. The sale generated a deferred gain which will be amortized over the lease term.

	$000's
2011	961
2012	961
2013	961
2014	450
2015 and thereafter	333
Less interest	(347)
Less current capital lease obligation	(811)
Long-term capital lease obligation	**2,508**

During the year ended October 31, 2010, $24,210 of interest was paid on the capital lease.

7 PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

	Cost $000's	Accumulated Amortization $000's	Net Book Value $000's
2010			
Computer hardware	1,108	765	343
Computer software	283	257	26
Customized ERP software	2,272	1,506	766
Furniture, fixtures and equipment	1,624	627	997
Leasehold improvements	1,232	1,124	108
	6,519	**4,279**	**2,240**

22 Coastal Contacts Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2010 and 2009

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Continued)

7

Assets under capital lease

Computer hardware	221	11	210
Computer software	67	-	67
Customized ERP software	539	-	539
Furniture, fixtures and equipment	2,076	82	1,994
Leasehold improvements	508	-	508
	3,411	93	3,318
	9,930	**4,372**	**5,558**

2009

Computer hardware	1,137	640	497
Computer software	276	224	52
Customized ERP software	1,914	1,185	729
Furniture, fixtures and equipment	1,720	559	1,161
Leasehold improvements	1,211	837	374
	6,258	**3,445**	**2,813**

INTANGIBLE ASSETS

8

	Cost $000's	Accumulated Amortization $000's	Net Book Value $000's
2010			
Brand names and trademarks acquired	7,616	-	7,616
Customer lists acquired	3,577	3,378	199
Website creation	4,263	3,170	1,093
	15,456	**6,548**	**8,908**
2009			
Brand names and trademarks acquired	7,656	-	7,656
Customer lists acquired	3,596	3,201	395
Website creation	3,967	2,501	1,466
	15,219	**5.702**	**9,517**

Coastal Contacts Inc.
23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2010 and 2009

9 GOODWILL

	October 31, 2009 $000's	Currency Impact $000's	October 31, 2010 $000's
Business acquisitions:			
Asianzakka	579	-	579
Lensway	5,446	(31)	5,415
Mylenses	1,574	(9)	1,565
Yourlenses	158	(2)	156
Total goodwill	**7,757**	**(42)**	**7,715**

10 OPERATING FACILITY

Coastal has access to a secured operating line of credit, totaling $5.0 million with interest payable at the lenders prime rate.

A subsidiary of Coastal has access to a secured operating facility, totaling 25,000,000 Swedish Krona (Canadian dollar equivalent of approximately $3.8 million) with interest payable at a rate of 1% above the Stockholm Interbank Offered Rate.

These operating facilities are used from time to time for working capital purposes. As at October 31, 2010 and October 31, 2009, there were no balances outstanding pursuant to these facilities.

11 SHARE CAPITAL

(a) Issued and outstanding common shares

Authorized share capital comprises an unlimited number of common shares without par value and an unlimited amount of Class A preferred shares without par value, of which none are issued. Common shares issued and outstanding are as follows:

	2010		2009	
	#	$000's	#	$000's
Balance, beginning of year	56,901,719	40,248	58,318,643	41,250
Issued on exercise of options	151,500	226	-	-
Purchased and cancelled	(1,657,048)	(1,298)	(1,416,924)	(1,002)
Balance, end of year	**55,396,171**	**39,176**	**56,901,719**	**40,248**

During the year ended October 31, 2010, the Company purchased 1,657,048 common shares, pursuant to a normal course issuer bid, for an average price of $1.54 per share. All of these shares have been cancelled. The excess premium of the purchase price over the average stated capital of the shares has been charged to deficit.

24 Coastal Contacts Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2010 and 2009

SHARE CAPITAL (Continued)

11

(b) Share purchase options

Coastal's shareholder adopted stock option plan (the "Option Plan"), for its directors, officers, employees and service providers, sets out the terms upon which options to purchase common shares may be granted. The maximum number of common shares to be reserved for issuance at any one time under the Option Plan and any other employee incentive plan is 10% of the then issued and outstanding common shares. The exercise price for a share purchase option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities. Options granted may be subject to vesting requirements. Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee, or service provider. The Option Plan is administered by Coastal's Compensation and Corporate Governance Committee.

The following table contains information with respect to Company share purchase options:

	#	$000's
Options outstanding, October 31, 2008	3,176,271	0.69 – 1.14
Granted	1,580,000	0.80 – 1.50
Forfeited	(218,534)	0.99 – 1.50
Expired	(134,429)	1.00
Options outstanding, October 31, 2009	4,403,308	0.69 – 1.14
Granted	1,385,000	1.28 – 1.49
Exercised	(151,500)	0.69 – 1.11
Forfeited	(790,000)	0.69 – 1.12
Expired	(98,808)	1.00
Options outstanding, October 31, 2010	**4,748,000**	**0.80 – 1.49**

The following table summarizes information about Company share purchase options outstanding as at October 31, 2010:

	Share purchase options Outstanding			Share purchase options Exercisable	
Range of exercise price $	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of common shares issuable	Weighted average exercise price $
0.80 - 0.99	1,822,000	2.48	0.86	1,447,000	0.87
1.00 - 1.14	1,541,000	2.20	1.08	1,068,833	1.08
1.15 - 1.49	1,385,000	4.63	1.42	58,500	1.47
	4,748,000	**3.02**	**1.10**	**2,574,333**	**0.97**

Coastal Contacts Inc.
25

SHARE CAPITAL (Continued) The fair value of the option grants are estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: 2010 2009 Dividend yield 0% 0% Expected volatility 53.9% 57.3% Risk free interest rate 2.22% 2.14% Expected lives 5.0 years 5.0 years (c) Employee Share Ownership Plan On August 1, 2009, Coastal established an employee share ownership plan (“ESOP”) whereby Coastal matches dollar contributions made by eligible employees. The contributions are limited to 8% of gross salary and a maximum of $7,500 per participant per year. The contributions are used to purchase voting shares of Coastal through the open market. Approximately one half of our employees are eligible to participate in the ESOP. Coastal’s share of contribution made during the year totaled $304,362 (2009: $60,386). CONTRIBUTED SURPLUS 2010 2009 $000’s $000’s Balance – beginning of year 2,294 1,600 Share-based compensation 485 694 Impact of options exercised (80) - Impact of options cancelled and settled in cash (36) - Balance – end of year 2,663 2,294 ACCUMULATED OTHER COMPREHENSIVE LOSS 2010 2009 $000’s $000’s Balance – beginning of year (3,482) (2,904) Unrealized foreign exchange losses on translation of financial statements of self-sustaining foreign operations (301) (578) Balance – end of year (3,783) (3,482) 11 12 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2010 and 2009 13 26

EARNINGS PER SHARE 2010 2009 Basic weighted average number of common shares outstanding - basic 56,910,149 57,559,629 Stock options 1,191,355 309,609 Diluted weighted average number of common shares outstanding - diluted 58,101,504 57,869,238 FINANCIAL INSTRUMENTS Coastal, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, market risk, and liquidity risk. The following analysis provides a measurement of risks as at October 31, 2010. The board of directors reviews with management the principal risks affecting Coastal and the systems that have been put in place to manage these risks. Credit risk Coastal’s principal financial assets are cash and cash equivalents, accounts receivable and amounts due from related parties, which represent Coastal’s exposure to credit risk in relation to financial assets. Coastal’s credit risk is primarily attributable to its trade receivables and promissory notes receivable. The amounts disclosed in the balance sheets are net of allowances for bad debts, estimated by Coastal’s management based on prior experience and their assessment of the current economic environment. To mitigate the risk of bad debts, Coastal implements collection strategies internally and through third parties and has policies and procedures in place to limit the extension of credit where the risk of loss is determined to be high. The credit risk on cash and cash equivalents is less because the counterparties are banks and corporations with high credit-ratings assigned by international credit-rating agencies. Coastal does not have financial assets that are invested in asset backed commercial paper. October 31, October 31, 2010 2009 $000’s $000’s Cash and cash equivalents 18,266 11,532 Accounts receivable 8,866 7,965 Promissory notes receivable, as included in due from related parties 204 374 27,336 19,871 The aging of accounts receivable, net of applicable allowance for bad debts was: $000’s $000’s Current trade receivables 8,494 7,714 Taxes receivable 50 97 Aged between 60 – 120 days 244 88 Aged greater than 120 days 78 66 8,866 7,965 14 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2010 and 2009 15 The carrying amount of financial assets represents the maximum credit exposure, and as at the reporting date was: 27

NOTES TO
CONSOLIDATED FINANCIAL
STATEMENTS
October 31, 2010 and 2009

15 FINANCIAL INSTRUMENTS (Continued)

Continuity of allowance for bad debts:

	$000's	$000's
Balance, beginning of year	897	762
Increase (decrease) during the year	(92)	135
Balance, end of year	805	897

Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect Coastal's income or the value of the financial instruments held.

Foreign currency exchange risk

Coastal's functional currencies are the Canadian Dollar ("CAD") and the Swedish Krona ("SEK"). The Company is exposed to fluctuations in the U.S. Dollar ("USD"), the Swedish Krona ("SEK"), the Norwegian Kroner ("NOK") and the European Union Euro ("EURO") relative to these functional currencies. Coastal has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Coastal is exposed to the following currency risk at October 31, 2010:

(000's $CAD)	USD	SEK	NOK	EURO
Cash and cash equivalents	3,114	810	1,747	1,140
Accounts receivable	1,229	1,613	1,165	1,702
Accounts payable and accrued liabilities	(8,023)	(10,623)	(57)	(927)
	(3,680)	**(8,200)**	**2,855**	**1,915**

Foreign currency exchange risk sensitivity analysis

The following table details Coastal's sensitivity analysis to a 10% strengthening in the U.S. Dollar, the Swedish Krona, the Norwegian Kroner and the European Union Euro on net earnings and comprehensive earnings against the Canadian dollar. The sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% change in the foreign currency rates. For a 10% weakening of the U.S. Dollar, the Swedish Krona, the Norwegian Kroner and the European Union Euro against the Canadian dollar, there would be an equal and opposite impact on net earnings and comprehensive earnings.

(000's $CAD)	USD	SEK	NOK	EURO
Net earnings	(4,155)	37	2,099	636
Comprehensive earnings	-	(1,205)	-	-

Interest rate risk

Coastal's policy is to invest cash and cash equivalents at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for Coastal. Fluctuations in interest rates impact on the value of cash equivalents. Coastal's exposure to interest rate risk is limited, as Coastal does not have any interest bearing financial liabilities.

28 Coastal Contacts Inc.

FINANCIAL INSTRUMENTS (Continued) Liquidity risk Coastal’s objective is to have sufficient liquidity to meet liabilities when due. Coastal monitors its cash balances and cash flows generated from operations to meet requirements. All of the accounts payable at October 31, 2010 are due within sixty days. Fair values Coastal’s financial instruments consist of cash and cash equivalents, accounts receivable, due from related parties and accounts payable and accrued liabilities. The carrying value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates their fair value due to the immediate or short term maturity of these financial instruments. The fair value of the due from related parties is not reasonably determinable due to the related party nature of the amounts and the absence of a secondary market for such instruments. The capital lease obligation has been recorded at amortized cost. Based on current market borrowing rates, the carrying value of the Company’s capital lease obligation approximates its fair value. MANAGEMENT OF CAPITAL Coastal’s objective is to maintain a sufficient capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Company considers the items included in the consolidated shareholders’ equity, excluding accumulated and other comprehensive earnings, as capital. In order to maintain or adjust its capital structure, Coastal may purchase shares for cancellation pursuant to normal course issuer bids or other issuer bids, declare dividends, issue debt or issue new shares. A subsidiary of Coastal is subject to a capital sufficiency covenant in association with the overdraft facility in note 10. As at October 31, 2010, the facility was unused and therefore the subsidiary was not subject to these covenants. Coastal’s overall strategy with respect to capital management remains unchanged from the year ended October 31, 2009. INCOME TAXES Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Coastal’s future tax assets and liabilities are as follows: 2010 2009 $000’s $000’s Future income tax assets Unused tax losses 2,945 3,087 Net book value of capital assets in excess of tax value (1,227) (194) Share issue costs - 79 Capital lease obligation 829 - Other 198 88 Total future tax assets 2,745 3,060 Valuation allowance (2,648) (2,951) Total future tax assets 97 109 15 16 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2010 and 2009 17 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2010 and 2009

17 INCOME TAXES (Continued)

Future income tax liabilities

Expense recognized for tax purposes in foreign jurisdictions	(994)	(916)
Net book value of capital assets in excess of tax value	(259)	(507)
Other	-	(17)
Carrying value of intangible assets in excess of tax basis	(2,106)	(2,174)
Total future tax liability	**(3,359)**	**(3,614)**

The potential income tax benefits relating to the future income tax assets have not been recognized in the consolidated financial statements where their realization did not meet the requirements of "more likely than not" under the liability method of tax allocation.

Significant components of the income tax expense attributable to continuing operations are as follows:

	2010 $000's	**2009** $000's
Current income tax expense	171	1,286
Future income tax recovery relating to reversal of taxable temporary differences	(224)	(36)
	(53)	**1,250**

The reconciliation of income taxes attributable to continuing operations computed at the statutory income tax rates to income tax expense, at the statutory tax rate of 28.5% [2009 – 30.0%] is as follows:

	2010 $000's	**2009** $000's
Income tax expense (recovery) at statutory tax rates	869	1,199
Permanent differences	148	112
Change in valuation allowance	(303)	39
Foreign tax rate differential	(133)	(128)
Change in future tax rate	-	42
Other	(634)	(14)
	(53)	**1,250**

As at October 31, 2010, the Company has non-capital loss carry-forwards of $11,391,000 for Canadian income tax purposes that expire as follows:

	$000's
2014	443
2026	5,418
2027	1,098
2028	3,296
2029	1,141
2030	995
	11,391

30 Coastal Contacts Inc.

NOTES TO
CONSOLIDATED FINANCIAL
STATEMENTS
October 31, 2010 and 2009

RELATED PARTY BALANCES AND TRANSACTIONS

18

	2010 $000's	2009 $000's
Promissory notes receivable	204	374

As at October 31, 2010, there were four promissory notes outstanding to Coastal employees totalling $0.2 million, of which $0.04 million was accumulated interest. These loans are payable on demand and bear interest at a rate of 5% per annum and the debtors are personally liable for the amounts owed. Coastal did not have any loans outstanding to its Chief Executive Officer, its Chief Financial Officer or any of its directors at October 31, 2010.

SEGMENTED INFORMATION

19

Coastal operates in one business segment, the sale of contact lenses, glasses and related vision care products. Coastal ships product from North America and Europe to customers in North America, Europe and the Asia Pacific region.

Geographical sales information is based on the location of the customers in which Coastal sells its products. Intercompany sales have been excluded. Certain comparative figures have been adjusted to reflect this reporting.

All figures below are presented in Canadian Dollars.

By Region

	Canada $000's	Sweden $000's	USA $000's	Norway $000's	Other $000's	Total $000's
Sales						
Year ended October 31, 2010	33,633	29,664	27,412	18,823	43,634	153,166
Year ended October 31, 2009	25,593	30,842	19,435	19,652	44,348	139,870
Property, equipment and leasehold improvements						
As at October 31, 2010	4,116	1,442	-	-	-	5,558
As at October 31, 2009	1,517	1,296	-	-	-	2,813
Intangible assets						
As at October 31, 2010	913	3,150	-	-	4,845	8,908
As at October 31, 2009	1,038	3,349	-	-	5,130	9,517
Goodwill						
As at October 31, 2010	-	5,571	-	-	2,144	7,715
As at October 31, 2009	-	5,604	-	-	2,153	7,757

Coastal Contacts Inc.
31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2010 and 2009

19 SEGMENTED INFORMATION (Continued)

By product type

	Contact Lenses $000's	Glasses $000's	Total $000's
Year ended October 31, 2010			
Sales	133,661	19,505	153,166
Cost of Sales	97,614	11,776	109,390
Gross profit	**36,047**	**7,729**	**43,776**

20 COMMITMENTS

Coastal is committed to minimum annual payments, primarily related to the lease costs on its warehouse and office premises, as follows:

	$000's
2011	1,239
2012	1,366
2013	1,546
2014	2,602
2015 and thereafter	121
	6,874

Operating costs on leases have been excluded.

21 CONTINGENCIES

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position. This includes certain legal actions by former employees, the outcome of which cannot be determined at this time. No amounts have been accrued relating to these actions.

22 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

32
Coastal Contacts Inc.

Auditors KPMG, LLP Vancouver, BC General Counsel Koffman Kalef LLP Vancouver, BC Transfer Agent Computershare Investors Services Vancouver, BC Head Office Suite 320 – 2985 Virtual Way Vancouver, BC Canada V5M 4X7 Share Information The Common shares of Coastal Contacts Inc. are listed for trading under the symbol COA on both the Toronto Stock Exchange and The NASDAQ OMX Nordic Exchange Annual General Meeting for the shareholders of Coastal Contacts Inc. To be held on February 24, 2011 at 9:00am (PST) at 19th Floor, 885 West Georgia Street, Vancouver, BC